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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                               (Amendment No. 2)

                             TRANSACTION STATEMENT
         UNDER SECTION 13(e) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                                  SCHEDULE TO
                                 (Rule 14d-100)
                               (Amendment No. 2)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               GIANT GROUP, LTD.
                       (Name of Subject Company (Issuer))

                               GIANT GROUP, LTD.
                                 Burt Sugarman
                       (Name of Filing Persons (Offeror))

                                  Common Stock
                 And Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                 374503  10  0
                     (CUSIP Number of Class of Securities)


                              Pasquale A. Ambrogio
                               GIANT GROUP, LTD.
                     9440 Santa Monica Boulevard, Suite 407
                            Beverly Hills, CA  90210
                                 (310) 273-5678


                                    Copy to:
                                Jeffrey C. Soza
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro LLP
                      2121 Avenue of the Stars, 18th floor
                             Los Angeles, CA  90067
                                 (310) 553-3000

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                           SCHEDULE 13E-3/SCHEDULE TO

     This statement amends and supplements the Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") and Tender Offer Statement on Schedule TO ("Schedule TO") both of which were filed with the Securities and Exchange Commission on April 19, 2001, along with the subsequent Amendments thereto both of which were filed with the Securities and Exchange Commission on May 22, 2001, relating to the offer by GIANT GROUP, LTD., a Delaware corporation (hereinafter referred to as the "Purchaser" or the "Company" as applicable) to purchase all of the outstanding shares of its Common Stock, par value $0.01 per share, and associated Preferred Stock Purchase Rights (the "Shares"), at $0.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, (which, together with any supplements or amendments constitute the "Offer").

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.


SCHEDULE TO ITEM 4.          TERMS OF THE TRANSACTION.
SCHEDULE 13E-3, ITEM 4

          (a)  Material Terms.

               (1)    Tender Offers.
                      -------------

               (iii) Item 4 of the Schedule TO and Schedule 13E-3 are hereby amended to include the following information. The Expiration Date for the Offer is May 29, 2001, at 5:00 p.m. New York time, unless otherwise extended by the Company in its sole discretion.


SCHEDULE TO ITEM 5.          PAST CONTACTS, TRANSACTIONS,
                             NEGOTIATIONS AND AGREEMENTS.
SCHEDULE 13E-3, ITEM 5

    (b)  Significant Corporate Events. Item 5 of the Schedule TO and Schedule
         ----------------------------
         13E-3 are hereby amended to include the following information.

             In December 2000, management of the Company began exploring alternatives to being a publicly-held corporation. On March 27, 2001, Mr. Sugarman first proposed to the Board that the Company consider making a tender offer for its outstanding common stock. At that time, the Board discussed the proposed tender offer, including a proposed price range of $0.40 - $0.50 per share. At that time the Shares were trading at $0.17 per share. The Board approved the preparation of the Tender Offer documents, but did not approve a price to be offered for the Shares. On April 12, 2001, the Board again met to discuss the Offer. At this time the Board approved the Offer at $0.50 per share which represented a premium of over 250% to the bid price of $0.14 per share on April 10, 2001. In addition to the factors discussed in the Offer to Purchase, the Board

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             noted that this premium was comparable to, and in some cases greater than, premiums paid in other tender offers involving companies that suffered dramatic declines in their stock prices. For example, Universal Music paid $0.57 per share in its tender offer for Emusic, representing a premium of approximately 250%, over the then recent trading price of $0.16 per share, to tendering stockholders. Also, NBC Television purchased NBC Internet, Inc. for $2.14 per share representing an approximate 46% premium to tendering stockholders. Although NBC Internet, Inc. and Emusic are internet businesses and therefore not directly comparable to the Company, this difference did not affect the Board's analysis. Given that the Company is not currently engaged in any business or industry, there is a scarcity of similarly situated, publicly-traded corporations with which to compare the Company. Of greater relevance to the Board were the similarities in the respective performances of NBC Internet, Inc. and Emusic stock, and the premiums that were ultimately received by their stockholders in the respective tender offers.

SCHEDULE TO ITEM 13
SCHEDULE 13E-3, ITEM 8.      FAIRNESS OF TRANSACTION.

(c)  Fairness.  Item 13 of the Schedule TO and Item 8 of the Schedule 13E-3 are
     --------
     hereby amended to include the following information.

          The Board of Directors, including Mr. Sugarman, believe that the Offer is procedurally fair to unaffiliated Shareholders. The transaction was structured as a tender offer to allow those Shareholders who desire to do so the opportunity to receive cash for their shares. No Shareholder is required to tender their Shares. Shareholders may make their own determination as to the fairness of the Offer. For those Shareholders who elect not to tender their Shares, the market for the Shares, in the event that a sufficient number of Shareholders tender such that the Company can complete its going private transaction, will be illiquid. However, in addition to the potential benefits for the Company, the Offer was conceived with the intention of providing some financial benefit to the Shareholders given the significantly depressed market for the Shares and the risk of the Shares having no value in the future given the Company's lack of operations and the uncertainty of its lawsuit against Arthur Andersen LLP, LH Friend and others. Therefore, the Board and Mr. Sugarman believe that the Offer is procedurally fair in that it provides value to those Shareholders choosing to tender. Those Shareholders who elect not to tender will benefit if the Company prevails in its lawsuit. The Board did not, however, obtain a fairness opinion, retain an unaffiliated representative to negotiate on behalf of the unaffiliated stockholders or condition the offer upon the approval of a majority of the unaffiliated shareholders. Also, shareholders do not have appraisal rights.

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                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date: May 24, 2001


GIANT GROUP LTD.



By /S/ Pasquale A. Ambrogio
   ----------------------------------
       Pasquale A. Ambrogio
       Vice President and Chief Financial Officer



/S/ Burt Sugarman
--------------------------
Burt Sugarman

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                               INDEX TO EXHIBITS

Item 12 of the Schedule TO and Item 16 of the Schedule 13E-3 are hereby amended to include the following information.

EXHIBIT NO.    DESCRIPTION
-----------    -----------
(a)(1)(J)      Schedule III amended and incorporated by reference into the Offer to Purchase.

(a)(1)(L)      Press Release dated May 23, 2001

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